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06016531

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eurocastle Investment Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 07 2006
THOMSON FINANCIAL

FILE NO. 82- 34924 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 9/6/06



EUROCASTLE INVESTMENT LIMITED




Deutsche Bank





2005 Annual Report

Company Overview

Eurocastle Investment Limited is a closed-ended investment company which invests primarily in German commercial real estate assets and real estate related debt. The Company is Euro denominated and is listed on Euronext Amsterdam under the symbol "ECT." Eurocastle's objective is to payout stable and growing dividends and to deliver attractive risk-adjusted returns. Eurocastle is managed by Fortress Investment Group LLC.



Highlights in 2005

Acquisitions

- *July to October Acquired a €181 million interest in a real estate fund backed by a portfolio of 394 properties in Italy*
- *August to December Acquired 54 German grocery and general stores within the Belfry, Bastion and Truss portfolios for approximately €144 million. By 2005 year end Eurocastle had committed to acquire a further 28 properties within the Truss portfolio for €68 million*
- *December Announced commitment to acquire a portfolio of bank branches in Germany from Dresdner Bank for approximately €2 billion*

Capital Markets

- *June Capital increase of €99 million with issuance of 5,740,000 new shares at a price of €17.25 per share*
- *December Listed on Euronext Amsterdam Exchange and delisted from London Stock Exchange*

Dividends

- *June Increased dividend to €1.40 per share annualized*
- *November Increased dividend to €1.48 per share annualized*



FINANCIAL HIGHLIGHTS

(in €000s except per share data)

Operating Data	
Interest income	65,538
Rental income	28,128
Real estate fund unit interest income	8,406
Other income (net)	13,739
Interest expense	58,141
Other expenses	15,734
Net profit before taxation	41,936
Income available for ordinary shareholders	39,658
Earnings per diluted share	€ 1.79
Weighted average number of shares outstanding, diluted	22,165,864
Basic earnings per share	€ 1.85
Weighted average number of shares outstanding, basic	21,392,936
Balance Sheet Data	
Available-for-sale securities (includes cash to be invested)	1,342,638
Other assets (cash, intangible assets and other assets)	75,653
Short-term investments	109,909
Real estate related loans	92,649
Real estate fund units	189,591
Investment properties	463,540
Total assets	2,273,980
Debt obligations	1,916,189
Shareholders' equity	298,866
Supplemental Balance Sheet Data	
Weighted average credit rating of real estate, other ABS securities, and real estate loans	BBB+
Shares outstanding as of 31 December 2005	24,209,670
Book value per share	€12.34
Share Performance Data	
Closing share price on 31 December 2005	€19.50
Dividends declared for the year ended 31 December 2005	€ 1.42
Dividends declared for the quarter ended 31 December 2005 €0.37, annualized	€ 1.48
Current dividend yield, annualized, based on 21 April 2006 closing share price of €30.50	4.85%



Letter to Our Shareholders

We are pleased to report our first full year as a public company. 2005 was an exciting year at Eurocastle and one of exceptional growth. Today, we are one of the largest owners of German commercial real estate among listed property companies. Over the past year, we have acquired or committed to acquire approximately €2.2 billion of high quality German commercial real estate assets–increasing our total assets to €4.4 billion from €1.6 billion.

Our first German real estate acquisition took place in December 2004 with a €318 million sale-lease back transaction with Deutsche Bank. This acquisition gave us an extensive presence in Germany and a solid, on-the-ground understanding of the German real estate market. Throughout 2005, we continued our emphasis on German commercial real estate and acquired or committed to acquire €212 million of retail assets leased primarily to prominent national German retailers. We ended the year with our largest transaction to date, as we announced our commitment to purchase a €2.0 billion German real estate portfolio from Dresdner Bank.

Our strategy for the future is to continue our focus on the German commercial real estate market: current corporate and government restructuring in Germany has created a huge pipeline of real estate assets which will continue to present us with tremendous acquisition opportunities. We are currently

Upon completion of the acquisition of the Dresdner Bank portfolio, Eurocastle has become one of the largest owner and operator of German commercial real estate among publicly traded property investment companies.

looking at numerous potential acquisitions and we believe that our in-depth regional footprint combined with local knowledge and experience gives us a competitive advantage when acquiring assets.

Managing our existing property portfolio remains an important part of our business. With the acquisition of the Dresdner portfolio, we believe that we have acquired an under-managed portfolio of real estate. We intend to drive organic growth by actively leasing up vacant space and by controlling costs. We are investing substantially in information technology to enable our accounting and business processes to more efficiently manage our assets and we have built a strong team in Germany to actively manage our portfolio.

Since our IPO in 2004, our focus has been to build long-term value to shareholders by delivering steady and growing dividends. We successfully delivered on this strategy by raising the dividend by 23% since our IPO. In 2005, we have increased our dividend by 12% from €0.33 in the fourth quarter of 2004 to €0.37 in the fourth quarter of 2005.

We are very excited about the future at Eurocastle and we look forward to 2006 as a year of continued growth.



Wesley R. Edens
Chief Executive Officer




Deutsche



Eurocastle is externally managed by Fortress Investment Group LLC, *a premier investment and asset management firm with over US$20 billion in equity capital under management. Fortress provides an executive management team that has extensive experience across the key disciplines necessary to successfully execute Eurocastle's business model. Eurocastle also benefits from Fortress's investment and structuring expertise as well as its global infrastructure and presence, including affiliate offices in Frankfurt and London. In addition, Fortress has a significant equity investment in Eurocastle. To date, Fortress has not sold a share in Eurocastle but has increased its ownership through subsequent follow-on equity offerings.*





WHO WE ARE

Eurocastle Investment Limited is an investment company incorporated in Guernsey and listed on Euronext Amsterdam under the symbol ECT. The Company invests primarily in European real estate investments and real estate related debt. Eurocastle is currently focusing on investing in German commercial real estate let long-term to high credit quality tenants, or where there is the possibility to extract additional value through active management. The recent acquisition of a property portfolio from Dresdner Bank transformed Eurocastle into one of the largest owners of German commercial real estate among public traded property investment companies. This transaction, together with existing assets, gives Eurocastle a distinctive leadership position in the commercial property sector in Germany.

Eurocastle is structured as a tax efficient vehicle with no taxation at the corporate parent entity level and no withholding on its dividend distributions to shareholders. The Company pays out substantially all of its earnings as dividends and its objective is to deliver a stable and growing dividend to its shareholders. To date, Eurocastle has successfully delivered on its objectives and has increased its dividend by 12% in 2005, and by 23% since the first dividend in the third quarter 2004. The Company aims to continue raising its dividends through accretive and organic growth.

Eurocastle is managed by Fortress Investment Group LLC.




REWE

WHAT WE OWN

Eurocastle owns a diverse portfolio of commercial properties widely distributed throughout Germany. Following the acquisition of the portfolio from Dresdner Bank and the completion of the acquisition of the Truss portfolio in February 2006, Eurocastle owns 481 properties in over 300 cities and towns in Germany and has a truly German footprint. Eurocastle's German commercial property portfolio totals €2.5 billion and consists of the Dresdner Bank portfolio (79%), the Deutsche Bank portfolio (13%) and various retail assets (8%). The properties are primarily let long-term to high credit quality tenants to ensure stable and consistent cash flows. The average lease term of the total portfolio is approximately 7.8 years.

Eurocastle's total investment portfolio of €4.2 billion[1] is comprised of the German commercial property portfolio totalling €2.5 billion, real estate related debt securities and loans totalling €1.5 billion and an interest of €189 million in a real estate investment fund of Italian properties let to Italian government agencies.

Eurocastle sees Germany as an attractive market for future investments and aims to continue to increase its real estate investments in this region.

[1] *Pro-forma information based on investment portfolio as of 31 December 2005 and investments committed to purchase in the fourth quarter 2005.*

Lease Expiry Schedule


30%
25%
20%
15%
10%
5%
0
Expiration by % of Income
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016 +



Property Type[1]

- Office 57%
- Retail 18%
- Bank Hall 17%
- Storage 4%
- Other 2%
- Residential 1%
- Safe 1%



Property Locations[1]

- Other 51%
- Frankfurt am Main 23%
- Hamburg 7%
- München 5%
- Düsseldorf 5%
- Berlin 4%
- Mannheim 3%
- Köln 2%

[1] *Pro-forma information based on investment portfolio as of 31 December 2005 and investments committed to purchase in the fourth quarter 2005*


E aktiv markt



Poised for Continued Growth

Eurocastle is committed to generate growth in distributable cash flow per share and to create long-term value for its shareholders. It is ECT's objective to continue to achieve this goal through a combination of accretive and organic growth.

Eurocastle's strategy for the future is to continue to grow its German commercial real estate portfolio. By investing at returns above the expected cost of capital, ECT will be able to continue to grow its dividend. So far, Eurocastle has been successful in investing capital at accretive returns. As a result, its dividend has increased by 23% over an 18-month period. The Company views Germany as an attractive market for real estate investments and believes that the German property market will provide ample opportunities for further acquisitions. Germany is at the beginning stage of a large trend of real estate divestitures from both corporations and governments, producing a large supply of assets for sale.

With a property portfolio widely spread throughout Germany, Eurocastle has a comprehensive knowledge of local markets in Germany. This knowledge, combined with Eurocastle's experience in acquisitions of large portfolios, ideally positions the Company for both acquisitions of smaller and more frequent off-market deals as well as large and complex portfolios.

Organic growth will mainly come from leasing up vacant space within the portfolio and by actively controlling costs. Eurocastle's Frankfurt team closely monitors the properties and proactively seeks out tenants to increase the occupancy rate on the existing portfolio. Eurocastle is also implementing a property portfolio management system to more efficiently manage and monitor the individual properties.

Eurocastle is confident that 2005's activities have prepared the Company well for future growth and to deliver on its business strategy.





Proven Results



Report of the Directors

The Directors present their annual report and the audited financial statements for the year ended December 31, 2005.

Incorporation

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on August 8, 2003 and commenced its operations on October 21, 2003.

Activities

The principal activities of the Company are to invest in and manage a diverse portfolio of European credit-leased real estate and European real estate related debt. The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"), a global alternative investment and asset management firm with over US$20 billion of equity capital currently under management. The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's board of directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as defined in the Management Agreement. The Company has no ownership interest in the Manager.

In 2004 Eurocastle developed the strategy to focus on and grow its German commercial property portfolio and completed a €318 million sale-lease back transaction with Deutsche Bank. During 2005, Eurocastle increased its emphasis on the credit-leased real estate sector in Germany and added several retail assets totalling €212 million. In December 2005, Eurocastle entered into a transformational agreement to acquire a €2 billion German real estate portfolio from Dresdner Bank.

The Dresdner transaction provided Eurocastle with a unique opportunity to increase its exposure to the recovering German commercial real estate sector on a large scale. The Dresdner portfolio is among the highest quality commercial portfolios in Germany. This transaction, together with existing assets, gives Eurocastle a distinctive leadership position in the commercial property sector in Germany. Post the deal closing in February 2006, Eurocastle became one of the largest owners of German commercial real estate among publicly listed property investment companies.

Eurocastle's financial objective has always been to deliver stable and growing dividends to shareholders. The Company has achieved positive results from pursuing this strategy in 2005, increasing its annualized dividend to shareholders by approximately 23% from €1.20 at the time of the IPO to €1.48 per share for the fourth quarter.

With a solid investment portfolio and excellent prospects for new investments, Eurocastle's disciplined business model and focus on German commercial real estate let to high-quality credit tenants underpinned by stable cash flows should provide continued long-term dividend growth and stability for shareholders.

Results

The net profit after taxation for the year ended December 31, 2005 is set out on page 17. The Company's net earnings for the year ended 31 December 2005 totalled €39.7 million (2004: €12.0 million) or €1.79 per diluted share (2004: €0.78). As of 31 December 2005, the Company's shareholders' equity was €298.9 million (2004: €206.4 million) or €12.34 per outstanding share (2004: €11.18).

Dividends

The Board of Directors of Eurocastle declared a dividend of €0.37 per share (2004: €0.33) for the quarter ended 31 December 2005. The record date for this dividend was 25 January 2006 and the payment date was 17 February 2006. Eurocastle paid a dividend of €0.37 per share for the third quarter on 11 November 2005.

The Company's aim is to continue to pay out all or substantially all of its earnings in the form of dividends to shareholders. Eurocastle intends to continue to pay quarterly dividends to shareholders.

Capital Markets

During the year, Eurocastle financed its credit-leased real estate investment purchases with a combination of fixed rate term loans and floating rate term loans with the exposure to increased interest rates eliminated to the extent of the hedges implemented. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

During the first half of the year, Eurocastle successfully priced two secured debt offerings to match-fund credit sensitive real estate securities and other asset backed securities. CDO II is a £200 million collateralized debt obligation which was issued by Eurocastle CDO II PLC on 5 May 2005 to purchase sterling investments. CDO III is a €400 million financing which was issued by Eurocastle CDO III PLC on 28 April 2005 to purchase euro investments.

In June 2005 Eurocastle successfully completed a public offering of 5,740,000 shares resulting in gross proceeds to the Company of approximately €99 million (net proceeds €95 million).

In July 2005 Eurocastle established a €400 million three year extendable revolving credit facility. This facility was used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is being used to acquire further real estate debt. At 31 December 2005, approximately €308 million had been drawn under this facility.

Subsequent to the 2005 year end, Eurocastle raised €535 million through a public offering, of which €385 million was raised on the public market and €150 million was raised from an investment by Fortress Investment Group LLC. The proceeds of these offerings along with 7 year term loans of €1.525 billion were used to fund the Dresdner Bank portfolio acquisition.

Investment Portfolio

Credit-Leased Real Estate Investment Portfolio

As of 31 December 2005, Eurocastle owned an approximately €653 million portfolio of credit-leased real estate investments, comprising investment properties of €464 million (including unrealised fair value gains of €2 million) and real estate fund units of €189 million (including unrealised fair value gains of €8 million). These investments, which are described below, brought directly or indirectly Eurocastle's total credit-leased real estate investments to account for 28.7% of the Company's total investment portfolio. With the closing of the committed deals the total credit-leased real estate investments will total €2.7 billion or approximately 63% of the total investment portfolio.

i) Investment Properties

As of 31 December 2005, the credit-leased real estate portfolio included €320 million of Deutsche Bank properties and €144 million of German retail stores.

The Deutsche Bank investment consists of 96 properties or approximately 295,000 square metres of office space, which is leased primarily to Deutsche Bank for an average remaining life of 5.6 years with occupancy of approximately 75%.

As at 31 December 2005 the Company also owns 54 recently developed German retail properties in 3 separately financed portfolios, the Bastion Portfolio, Belfry Portfolio and Truss Portfolio. The Bastion Portfolio comprises 13 properties with an aggregate purchase price of €36 million representing approximately 25,000 square metres of lettable space, which is leased to Edeka, a leading Germany grocery chain. These properties benefit from 100% occupancy with an average term of approximately 14.6 years.

The Belfry Portfolio comprises 28 properties with an aggregate purchase price of €71 million representing approximately 55,000 square metres of lettable space, which is leased to prominent German retailers. These properties benefit from 98.8% occupancy with an average term of approximately 9.6 years.

The Truss Portfolio comprises 13 properties as at 31 December 2005, with the Group having entered into purchase agreements to acquire a further 28 properties which are expected to close in the first quarter of 2006. The aggregate purchase price of these properties will be approximately €105 million representing approximately 76,000 square metres of lettable space, which is leased to prominent German national retailers. These properties benefit from 99.4% occupancy with an average term of approximately 10 years.

ii) Real Estate Fund Units
As of 31 December 2005, Eurocastle had a total interest of €189 million (including unrealised fair value gains of €8 million) in a real estate investment fund that owns a portfolio of approximately 400 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years, with an extension option for a further 9 years. The properties have a total occupancy of 100%.

Real Estate Debt Portfolio
As of 31 December 2005, Eurocastle's total real estate debt portfolio of approximately €1.5 billion, which represents approximately 68% of the Company's total assets, included €725.6 million of CMBS, €719.7 million of other asset backed securities, €92.6 million of loans and €7.3 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 127 securities and loans and an average life of approximately 4.07 years; approximately 97% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 50% in the UK, 16% in Italy, 12% in Germany, 9% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 87% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.88% as of 31 December 2005. With the closing of the committed credit-leased real estate investments, the real estate debt portfolio will represent approximately 37% of the total investment portfolio.

Eurocastle's real estate debt portfolio has continued to perform well. As of 31 December 2005, none of the Company's securities or loans had defaulted, and there have been no principal losses to date. Eurocastle continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Management Agreement
The Directors have reviewed the continued appointment of the Manager. In carrying out the review the independent Directors considered the past performance of the Company and the capability and resources of the Manager to deliver satisfactory investment performance. The independent Directors also considered the length of notice period of the Management Agreement and the fees payable to the Manager, together with the standard of the other services provided.

Directors
The Directors who held office during the year and subsequently were:

Wesley R. Edens
Keith Dorrian
Paolo Bassi

Directors' Interests

The interests of Directors in the ordinary shares of the Company as at 31 December 2005 were as follows:

Name	Number of Shares
Keith Dorrian	2,000
Paolo Bassi	31,800
Wesley R. Edens*	1,055,000

There has been no change in the interests of Directors since the 31 December 2005.

**Mr Edens is one of the members of Fortress Principal Investment Holdings II LLC which is the beneficial owner of 1,005,000 Shares and as a result of this relationship Wesley R. Edens is interested in the Shares owned by this entity or in some of such Shares. The remaining 50,000 shares are held directly by Mr. Edens.*

Substantial Shareholdings

At 20 March 2006, the Company had notification that the following shareholders had an interest in 3% or more of the Company's share capital:

	% Holding
Nederlands Centraal Instituut Voor Giraal Effectenverkeer Bv	55*
Fortress Investment Fund III LP	7
Fortress Investment Fund III (Fund B) LP	6
Goldman Sachs Securities (Nominees) Limited	5
The Bank of New York (Nominees) Limited	4
Drawbridge Special Opportunities Fund LP	4
DB Special Opportunities Offshore LLC	3
Private Equity Holding Eurocastle LLC	3
Fortress Investment Fund III (Fund D) LP	3

** Nederlands Centraal Instituut Voor Giraal Effectenverkeer Bv is the Dutch central securities depositary (otherwise know as Euroclear Netherlands). The Company is not aware of any Euroclear account holders who hold more than 3% of the Company's shares.*

Auditors

Ernst & Young LLP were re-appointed as auditors during the period. Ernst & Young LLP have expressed their willingness to continue in office.

Registered Office

c/o International Administration (Guernsey) Limited
PO Box 282, Borough House
Rue de Pré
St. Peter Port, Guernsey, GY1 3RH

ON BEHALF OF THE BOARD



Wesley R. Edens

Statement of Directors' Responsibilities in Respect of the Financial Statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable Companies (Guernsey) Law 1994 and International Financial Reporting Standards.

The directors are required to prepare financial statements for each financial year which present fairly the financial position of the group and the financial performance and cash flows of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- state that the company has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the financial statements comply with the Companies (Guernsey) Law 1994. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT

To the members of Eurocastle Investment Limited

We have audited the group financial statements (the "Consolidated financial statements") of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2005 which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Change in Shareholders' Equity, and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law 1994. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report and the group financial statements in accordance with applicable Guernsey law and International Financial Reporting Standards (IFRS).

Our responsibility is to audit the financial statements and in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the listing rules.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view, in accordance with International Financial Reporting Standards, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and have been properly prepared in accordance with the Companies (Guernsey) Law 1994.

Ernst & Young LLP

Ernst & Young LLP
Registered auditor
London
24 April 2006

Consolidated Income Statement

	Notes	**Year Ended 31 December 2005 €'000**	Year Ended 31 December 2004 €'000
Operating Income			
Interest income	3	**65,538**	23,902
Rental income	4	**28,128**	344
Realised gain on securities portfolio contract		**—**	4,141
Real estate fund unit interest income		**8,406**	—
Realised gain on disposal of available-for-sale securities		**2,472**	1,356
Realised gain on disposal of investment properties		**731**	—
Increase in fair value of investment properties		**1,961**	—
Increase in fair value of real estate fund unit		**8,098**	—
Increase in fair value of total return swap		**477**	—
Total operating income		**115,811**	29,743
Operating Expenses			
Interest expense	5	**58,141**	13,663
Losses on foreign currency contracts/currency translation		**1,712**	613
Property expenses		**3,990**	33
Other operating expenses	6	**10,032**	3,403
Total operating expenses		**73,875**	17,712
Operating Profit before Taxation		**41,936**	12,031
Taxation expense—Current	7	**167**	—
Taxation expense—Deferred	7	**2,111**	—
Net Profit after Taxation		**39,658**	12,031
Earnings per Ordinary Share			
Basic	18	**1.85**	0.79
Diluted	18	**1.79**	0.78
Weighted Average Ordinary Shares Outstanding			
Basic	18	**21,392,936**	15,214,818
Diluted	18	**22,165,864**	15,495,783

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Notes	31 December 2005 €'000	31 December 2004 €'000
Assets			
Cash and cash equivalents		**13,640**	10,293
Restricted cash		**—**	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	8	**1,342,638**	1,050,558
Asset backed securities pledged under repurchase agreements	8	**109,909**	213,926
Real estate related loans	9	**92,649**	21,938
Real estate fund units	11	**189,591**	—
Investment property	12	**463,540**	318,514
Intangible assets	13	**542**	—
Other assets	10	**61,471**	9,578
Total assets		**2,273,980**	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 31 December 2005	19	**286,801**	192,309
Net unrealised gain on available-for-sale securities	8	**4,703**	6,604
Hedging reserve	20	**(12,100)**	713
Accumulated profit		**18,442**	6,394
Other reserves	19	**1,020**	400
Total equity		**298,866**	206,420
Minority Interests		**2**	2
Liabilities			
CDO bonds payable	14	**977,485**	347,877
Bank borrowings	15	**835,162**	608,849
Repurchase agreements	16	**103,542**	197,584
Taxation payable	7	**2,278**	—
Trade and other payables	17	**56,645**	266,887
Total liabilities		**1,975,112**	1,421,197
Total equity and liabilities		**2,273,980**	1,627,619

See notes to the consolidated financial statements.

Consolidated Statement of Cash Flows

	Year to 31 December 2005 €'000	Year to 30 December 2004 €'000
Cash Flows from Operating Activities		
Net profit before taxation	41,936	12,031
Adjustments for:		
Unrealised gain on foreign currency contracts	(548)	(275)
Accretion of discounts on securities	(4,026)	(791)
Amortisation of borrowing costs	1,214	225
Realised gain on disposal of available-for-sale securities	(2,540)	(1,356)
Realised gain on disposal of investment properties	(731)	—
Gain on securities portfolio contract	—	(4,141)
Shares granted to Directors	108	72
Amortisation of intangible assets	9	—
Revaluation gain of real estate fund units	(8,098)	—
Revaluation gain of investment properties	(1,961)	—
Revaluation gain of total return swap	(477)	—
Net change in operating assets and liabilities:		
Decrease/(Increase) in restricted cash	2,812	(2,812)
Increase in other assets	(51,861)	(8,272)
Increase in trade and other payables	31,461	9,223
Net cash flows from operating activities	7,298	3,904
Cash Flows from Investing Activities		
Securities portfolio contract deposit	—	(59,000)
Repayment of securities portfolio contract deposit	—	120,752
Repayment of security principal	—	19,363
Purchase of investment property	(143,524)	(315,589)
Proceeds from disposal of investment property	1,190	—
Acquisition of real estate fund units	(181,493)	—
Net movement of available-for-sale securities	(540,934)	(1,021,045)
Net movement of securities pledged under repurchase agreements	104,013	—
Net movement of real estate related loans	(70,711)	(21,938)
Purchase of intangible assets	(551)	—
Net cash flows used in investing activities	(832,010)	(1,277,457)
Cash Flows from Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(4,011)	(4,878)
Proceeds from issuance of bonds	635,362	351,000
Costs related to issuance of bonds	(6,556)	(3,342)
Borrowings under repurchase agreements	(94,042)	197,584
Net movement of bank borrowings	225,901	608,843
Dividends paid to shareholders	(27,610)	(5,539)
Net cash flows from financing activities	828,059	1,282,156
Net Increase in Cash and Cash Equivalents	3,347	8,603
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	13,640	10,293

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	—	—	—	(98)	58,929
Effect of adopting IFRS 2	—	—	200	—	—	—	200
Costs related to issuance of shares on IPO	—	(200)	—	—	—	—	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	—	79,200
Effect of adoption of IFRS 2—fair value of share options	—	—	200	—	—	—	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	—	(4,945)	—	—	—	—	(4,945)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	—	72
Net unrealised gain on available-for-sale securities	—	—	—	6,604	—	—	6,604
Costs related to issuance of ordinary shares on IPO	—	(133)	—	—	—	—	(133)
Net unrealised gain on hedge instruments	—	—	—	—	713	—	713
Net gains not recognised in the income statement	—	—	400	6,604	713	—	7,717
Net profit for the year	—	—	—	—	—	12,031	12,031
Total income and expense for the year	—	—	400	6,604	713	12,031	19,748
Dividends paid	—	—	—	—	—	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420
At 1 January 2005	**18,463,670**	**192,309**	**400**	**6,604**	**713**	**6,394**	**206,420**
Net unrealised gain on available-for-sale securities	—	—	—	**211**	—	—	**211**
Issuance of shares—June 2005	**5,740,000**	**99,015**	—	—	—	—	**99,015**
Costs related to issue of shares—June 2005	—	**(4,011)**	—	—	—	—	**(4,011)**
Issuance of ordinary shares to Directors	**6,000**	**108**	—	—	—	—	**108**
Realised gains reclassified to the income statement	—	—	—	**2**	—	—	**2**
Realised losses reclassified to the income statement	—	—	—	**(2,114)**	—	—	**(2,114)**
Net unrealised loss on hedge instruments	—	—	—	—	**(12,813)**	—	**(12,813)**
Cost related to issue of options on follow on share issue	—	**(620)**	**620**	—	—	—	—
Net gains/(losses) not recognised in the income statement	—	—	**1,020**	**4,703**	**(12,100)**	—	**(6,377)**
Net profit for the year	—	—	—	—	—	**39,658**	**39,658**
Total income and expense for the year	—	—	**620**	**(1,901)**	**(12,813)**	**39,658**	**25,564**
Dividends paid	—	—	—	—	—	**(27,610)**	**(27,610)**
At 31 December 2005	**24,209,670**	**286,801**	**1,020**	**4,703**	**(12,100)**	**18,442**	**298,866**

Notes to Consolidated Financial Statements

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange). The principal activities of the Company include the investing in, financing and managing of European credit-leased real estate assets and real estate related debt.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). In preparing financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Group, because the Group conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Group's consolidated financial statements:

IFRS 2 "Share-based payments"—*Share options granted in 2003 and 2004 for the purpose of compensating the Manager in raising capital for the Group have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.*

IAS 39 Financial Instruments: Recognition and Measurement—*Asset backed securities, available-for-sale at fair value of €109.9 million (31 December 2004: €213.9 million) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.*

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Where such judgements are made they are indicated within the accounting policies below.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 31 December 2005, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV") are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Company has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation—Special Purpose Entities, the Group consolidates EFL, CDO I, CDO II, CDO III and CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its Deutsche Bank branch and office portfolio of investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Eurocastle acquired retail property in Germany through three German partnerships Bastion Gmbh & Co. KG ("Bastion"), Belfry Gmbh & Co. KG ("Belfry") and Truss GmbH & Co. KG ("Truss"). These three partnerships hold 13, 28, and 13 assets respectively as at 31 December 2005. Each of the three German partnerships are 100% owned by two Luxembourg limited partners set up as sociétés à responsabilité limitée (Sàrl), each such pair being held fully by a further Luxembourg Sàrl, which in turn is 100% owned by Eurocastle's principal direct real estate holding entity, Luxgate Sàrl, a direct 100% subsidiary of Eurocastle Investment Limited.

Eurocastle's investment in real estate fund units are held by Finial Sàrl ("FIP"), a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit & loss account are principally those instruments that the Group holds for the purpose of short-term profit taking. These include securities portfolio contracts, total return swaps, real estate fund units and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-Sale Assets are financial assets that are not classified as instruments held at fair value through the profit & loss account, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets that are classified as held at fair value through the profit & loss account and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit & loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all instruments that are classified as held at fair value through the profit & loss account and available-for-sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair Value Measurement Principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and Losses on Subsequent Measurement

Gains and losses arising from a change in the fair value of instruments that are classified as held at fair value through the profit & loss account are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition
A financial asset is derecognised when the Group loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled, or expires.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Group commits to sell the assets. The Group uses the specific identification method to determine the gain or loss on derecognition.

Impairment
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss—is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge Accounting
Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements
Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash
Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties
Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 2 properties which are considered finance leases and 4 properties which are considered operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment properties under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

The carrying value of the investment properties is equal to the fair value as determined by external valuations. These valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' ("RICS") Appraisal and Valuation Standards (5th Edition), (the "Red Book"). The valuations have been prepared on the basis of Market Value, which is defined as follows: "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Finance Leases
The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight-line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The Company considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the year ended 31 December 2005 relates to these subsidiaries.

The German subsidiaries Bastion, Belfry and Truss are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the year ended 31 December 2005.

The Group's investment in the underlying properties in relation to the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payments the Group has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

Segmental Reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of others business segments.

A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

International Financial Reporting Standards to Be Adopted in 2006 and Later

IAS 1 Amendment—Presentation of Financial Statements: Capital Disclosures and IFRS 7 Financial Instruments: Disclosures

Upon adoption of IAS 1 Amendments and IFRS 7, the Group will have to disclose additional information about its policies and processes for managing capital, as well as financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater details. There will be no effect on reported income or net assets.

3. INTEREST INCOME

Interest income for the year ended 31 December 2005 of €65.5 million (2004: €23.9 million) is primarily interest income earned on the asset backed securities available-for-sale and asset backed securities pledged under repurchase agreements.

4. RENTAL INCOME

Rental income for the year ended 31 December 2005 of €28.1 million (2004: €0.3 million) represents rental income earned on investment properties.

5. INTEREST EXPENSES

Interest expense for the year ended 31 December 2005 of €58.1 million (2004: €13.7 million) comprises interest expense incurred on the CDO bonds payable, bank borrowings and repurchase agreements.

6. OTHER OPERATING EXPENSES

	Year to 31 December 2005 €'000	Year to 31 December 2004 €'000
Professional fees	**1,959**	764
Management fees	**3,626**	2,180
Incentive fees	**3,834**	—
Amortisation	**9**	—
Other	**604**	459
	10,032	3,403

7. TAXATION EXPENSE

	Year to 31 December 2005 €'000	Year to 31 December 2004 €'000
Current Tax		
Germany	**40**	—
Luxembourg	**127**	—
Total	**167**	—
Deferred Tax		
Germany	**2,111**	—
Total deferred tax	**2,111**	—
Total tax charge	**2,278**	—

The taxation expense for the year ended 31 December 2005 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The Luxembourg tax charge is based on Luxembourg tax on a small amount of net interest income which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios.

Reconciliation of the Total Tax Charge

The tax expense in the Income Statement for the year is higher than the standard rate of corporation tax in Guernsey of 0%. The difference is reconciled below:

	2005 €'000	2004 €'000
Profit on ordinary activities before taxation	**41,936**	12,031
Profit on ordinary activities based on Guernsey tax of 0%	**—**	—
Overseas taxation	**167**	—
Total tax charge reported in the income statement	**167**	—

Analysis of Deferred Tax

	2005 €'000	2004 €'000
Tax losses carried forward	**(1,567)**	—
Short-term timing differences:		
Loan expense	**956**	—
Long-term timing differences:		
Accelerated capital allowances	**1,426**	—
Revaluation of investment properties	**883**	—
Acquisition expenses	**341**	—
Other	**72**	—
Deferred tax liability	**2,111**	—

8. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised		Carrying Value	Weighted Average			
	€'000	€'000	Gains €'000	Losses €'000	€'000	S&P Rating	Coupon	Margin	Maturity (Years)
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	BBB	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	BBB+	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	BBB	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	BBB	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	BBB	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	BBB	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	BBB–	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	BBB	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	BBB	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	BBB+	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	A–	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	BBB+	4.01%	1.81%	5.15
Total Portfolio	1,330,589	1,330,896	6,961	(2,470)	1,335,387	BBB	4.05%	1.77%	4.32
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	AA–	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	—	44,500	AAA	3.54%	0.90%	1.76
	110,117	109,697	419	(207)	109,909	AA	3.15%	0.71%	1.14
	1,440,706	1,440,593	7,380	(2,677)	1,445,296	BBB+	3.98%	1.69%	4.07
Restricted Cash—Cash to be Invested					7,251				
Total Asset Backed Securities (including cash to be invested)					1,452,547				

CMBS—Commercial Mortgage Backed Securities
Other ABS—Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 14).

The following is a summary of the Group's available-for-sale securities at 31 December 2004.

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised Gains €'000	Gross Unrealised Losses €'000	Carrying Value €'000	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	1.88%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	2.09%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	2.01%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB–	4.23%	2.16%	4.81
Other ABS	76,356	76,570	575	—	77,145	BBB	3.86%	1.67%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	1.94%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	2.36%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	2.62%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	2.48%	3.59
Total Portfolio	782,419	779,859	7,260	(786)	786,333	BBB+	4.11%	2.13%	4.07
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA–	3.32%	1.48%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	0.81%	4.89
	215,400	214,817	573	(443)	214,947	AA–	3.21%	1.22%	3.29
	997,819	994,676	7,833	(1,229)	1,001,280	BBB+	3.91%	1.93%	3.90
Short-Term Investments									
Asset backed commercial paper	255,073	254,051	—	—	254,051	A-1+	n/a	(0.03)%	0.19
	1,252,892	1,248,727	7,833	(1,229)	1,255,331				
Restricted Cash—Cash to be Invested					9,153				
Total Asset Backed Securities (including cash to be invested)					1,264,484				

Asset backed securities, available-for-sale at fair value of €109.9 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	31 December 2005 €'000	31 December 2004 €'000
Asset backed securities, available-for-sale (includes cash to be invested)	**1,342,638**	1,050,558
Asset backed securities pledged under repurchase agreements	**109,909**	213,926
Total Asset Backed Securities	**1,452,547**	1,264,484

Cumulative net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	31 December 2005 €'000	31 December 2004 €'000
Unrealised gains on available-for-sale securities	**7,380**	7,833
Unrealised losses on available-for-sale securities	**(2,677)**	(1,229)
Net unrealised gains on available-for-sale securities	**4,703**	6,604
Unrealised (loss)/gain on hedge instruments (Note 20)	**(12,100)**	713
	(7,397)	7,317

9. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 31 December 2005.

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised Gains €'000	Gross Unrealised Losses €'000	Carrying Value €'000	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
Real estate loans	93,120	92,649	—	—	92,649	*	5.49%	3.48%	3.88

**Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from Standard and Poors.*

As at 31 December 2004:

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised Gains €'000	Gross Unrealised Losses €'000	Carrying Value €'000	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
Real estate loans	22,165	21,938	—	—	21,938	NR	8.35%	6.17%	5.88

10. OTHER ASSETS

	31 December 2005 €'000	31 December 2004 €'000
Unsettled security transactions	**26,178**	—
Interest receivable	**18,963**	7,800
Rent receivable	**4,222**	344
Deferred financing costs	**—**	217
Prepaid expenses	**638**	227
Derivative assets (see Note 10.1)	**11,470**	990
	61,471	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

10.1 Total Return Swap

Included in the derivative assets are two total return swaps, the fair value of which at 31 December 2005 is €144,000 and the collateral deposit posted is €10.6 million. These total return swaps have been recorded as derivative assets and are treated as trading assets that are not designated as effective hedging instruments for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognized through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average—"SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

11. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased a €181 million interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio, with 12 months prior notice. The properties have a total occupancy of 100%.

	31 December 2005 €'000
At 1 January 2005	—
Purchase of real estate fund units	**181,493**
Increase in fair value	**8,098**
At 31 December 2005	**189,591**

12. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings €'000	Leasehold Property €'000	**2005 Total €'000**	2004 Total €'000
At 1 January	303,125	15,389	**318,514**	—
Additions	143,524	—	**143,524**	318,514
Disposals	(459)	—	**(459)**	—
Increase in fair value	1,870	91	**1,961**	—
At 31 December	448,060	15,480	**463,540**	318,514

The value of investment properties incorporates six properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property, or if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the six investment properties are built have unexpired terms ranging from 9 years to 85 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property is shown below:

	2005 €'000	2004 €'000
Investment property at market value as determined by external valuers	**460,588**	315,589
Add minimum payments under head leases separately included in Trade and Other Payables on the balance sheet	**2,952**	2,925
Balance sheet carrying value of investment property	**463,540**	318,514

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value 2005 €'000	**Present Value 2005 €'000**	Total Value 2004 €'000	Present Value 2004 €'000
Under 1 year	**239**	**227**	241	222
From 2 to 5 years	**1,013**	**778**	1,021	760
More than 5 years	**27,710**	**1,947**	28,638	1,943
Total	**28,962**	**2,952**	29,900	2,925

The total minimum value receipts under non-cancelable sub-leases at the balance date is €3,969,000 (2004: €5,426,000) as set out below:

Schedule of Minimum Lease Receipts Under Sub-Leases

	Total Value 2005 €'000	**Present Value 2005 €'000**	Total Value 2004 €'000	Present Value 2004 €'000
Under 1 year	**1,169**	**1,071**	1,255	1,150
From 2 to 5 years	**1,804**	**1,414**	2,915	2,273
More than 5 years	**996**	**515**	1,256	623
Total	**3,969**	**3,000**	5,426	4,046

As of 31 December 2005, the investment property portfolio included €320 million of Deutsche Bank properties and €144 million of German retail stores.

The Deutsche Bank portfolio ("Wave Portfolio") consists of 96 properties, or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average remaining life of 5.4 years with occupancy of approximately 75%.

The Group also owns 54 recently developed German retail properties in 3 separately financed portfolios, The Bastion Portfolio, Belfry Portfolio and Truss Portfolio.

- The Bastion Portfolio comprises 13 properties with approximately 25,000 square metres of lettable space, which is leased to Edeka, a leading Germany grocery chain. These properties benefit from 100% occupancy with an average term of approximately 14.6 years.
- The Belfry Portfolio comprises 28 properties, or approximately 55,000 square metres of lettable space, which is leased to prominent German retailers. These properties benefit from 98.8% occupancy with an average term of approximately 9.6 years.
- The Truss Portfolio comprises 13 properties, or approximately 26,000 square metres of lettable space, which is leased to prominent German national retailers. These properties benefit from 99.4% occupancy with an average term of approximately 10.2 years.

Investment properties have been valued at fair value and are determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. These values are supported by independent valuations. Based on the valuations carried out by external valuers a net gain of €1.9 million has been recognized in these financial statements.

During the year the Group disposed of a small parcel of land in the Deutsche Bank portfolio to the occupying tenant realising a profit on sale before tax of €0.7 million.

13. INTANGIBLE ASSET

Intangible Assets comprise software development costs with a book value as at 31 December 2005 of €0.54 million (2004: nil), after an amortisation charge of €0.01 million.

14. BONDS PAYABLE

CDO Bonds

As at 31 December 2005:

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,431	2.97%	0.49%	9.5
Total			986,362	977,485	3.02%	0.54%	8.4

As at 31 December 2004:

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	347,877	2.78%	0.60%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

15. BANK BORROWINGS

The bank borrowings comprises of:

		31 December 2005 €'000	31 December 2004 €'000
Warehouse borrowing	(Note 15.1)	**—**	350,843
Term finance	(Note 15.2)	**782,031**	244,006
Revolving credit facility	(Note 15.3)	**18,578**	14,000
Other short-term financing	(Note 15.4)	**34,553**	—
		835,162	608,849

15.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Group exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Group financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Group used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Group completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of these credit facilities provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

15.2 Term Financing

	Month Raised	Current Face Amount €'000		Carrying Amount €'000		Hedged Weighted Average Funding Cost	Maturity
		31 December 2005	31 December 2004	**31 December 2005**	31 December 2004		
Real Estate Debt							
CDO IV	Jul-2005	**308,321**	—	**307,917**	—	2.98%	Jul-2008
Investment Property							
Wave Portfolio	Dec-2004	**245,900**	246,500	**242,762**	244,006	4.57%	Apr-2013
Belfry Portfolio	Aug-2005	**56,240**	—	**55,363**	—	4.81%	Oct-2015
Bastion Portfolio	Sep-2005	**26,500**	—	**26,202**	—	4.52%	Sep-2012
Truss Portfolio	Dec-2005	**30,163**	—	**29,607**	—	5.04%	Feb-2016
Real Estate Fund Units							
FIP Units	Jul-2005	**121,875**	—	**120,180**	—	5.42%	Jul-2018
Total		**788,999**	246,500	**782,031**	244,006		

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, inter alia, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Truss facility is €85 million, of which €30 million has been drawn at 31 December 2005.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, inter alia, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility.

15.3 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

15.4 Other Short-Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation has been transferred to the Lender as security for the facility. It also contains an obligation to ensure that loan to value ratio remains below 75%. The loan bears a rate of Libor + 1.00%.

16. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 31 December 2005, the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €103.5 million (2004: €197.6 million) and 2.61% (2004: 2.35%) respectively.

17. TRADE AND OTHER PAYABLES

	31 December 2005 €'000	31 December 2004 €'000
Security deposit	5,221	5,000
Unsettled security purchases	17,604	254,051
Interest payable	6,953	2,283
Due to Manager (Note 24)	4,555	237
Derivative liabilities	12,297	—
Finance lease payable	2,952	2,925
Accrued expenses & other payables	7,063	2,391
	56,645	266,887

18. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Year Ended 31 December 2005	Year Ended 31 December 2004
Weighted average number of ordinary shares, outstanding basic	21,392,936	15,214,818
Dilutive effect of ordinary share options	772,928	280,965
Weighted average number of ordinary shares outstanding, diluted	22,165,864	15,495,783

19. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005, the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005, the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company. As at the 31 December 2005, there were 24,209,670 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

20. HEDGE ACCOUNTING—CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

31 December 2005	Wave €'000	Bastion €'000	Drive* €'000	FIP €'000
Nominal amount	210,000	26,500	1,300,000	121,875
Pay rate	3.47%	3.05%	3.37%	3.34%
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor
Remaining life	7.3 years	6.5	7.1	11.8
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)

31 December 2004	Wave €'000	Bastion €'000	Drive €'000	FIP €'000
Nominal amount	210,000	—	—	—
Pay rate	3.47%	—	—	—
Receive rate	3 Month Euribor	—	—	—
Remaining life	8.3 years	—	—	—
Fair value of swaps (liabilities)/assets	713	—	—	—

**As referred to in Note 27, the acquisition of the Dresdner Portfolio ("Drive") took place in February 2006. As at 23 December 2005 Eurocastle Investment Limited had signed a conditional agreement with Dresdner Bank AG to acquire this portfolio and had secured a committed lending facility to finance this acquisition. The Drive Interest Rate Swap was entered into on the same date to hedge this expected future cash flow.*

21. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At December 31, 2005, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Group's available-for-sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	31 December 2005			31 December 2004		
	Number of Securities	**Face Value of Securities €'000**	**Location Split**	Number of Securities	Face Value of Securities €'000	Location Split
United Kingdom	**60**	**764,958**	**49.9%**	32	387,653	38.9%
Italy	**14**	**247,947**	**16.2%**	15	255,941	25.6%
Germany	**18**	**183,470**	**12.0%**	11	101,578	10.2%
Pan European	**10**	**141,622**	**9.2%**	9	135,703	13.6%
France	**9**	**79,525**	**5.2%**	5	46,399	4.7%
Other	**16**	**116,304**	**7.5%**	11	70,545	7.0%
	127	**1,533,826**	**100%**	83	997,819	100%

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio (the Bastion, Belfry and Truss portfolios). The Wave portfolio derives over 78% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 85% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 15, the Group has access to temporary working capital through a revolving €50 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short-term basis, including the use of repurchase agreements.

As of December 31, 2005, a 100 basis point increase in short-term interest rates would increase the Group's earnings by approximately €0.6 million per annum.

The interest rate profile of the Group at 31 December 2005 and 31 December 2004 was as follows:

Assets

Type	Total Per Consolidated Balance Sheet €'000	Non-Interest-Bearing Assets €'000	Within 1 Year		1 to 5 Years		Over 5 Years	
			Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
2005								
Cash and cash equivalents	13,640	—	—	13,640	—	—	—	—
Asset backed securities, available-for-sale (includes cash to be invested)	1,342,638	—	8,203	99,452	39,985	716,625	—	478,373
Asset backed securities, pledged under repurchase agreements	109,909	—	—	59,593	—	44,500	—	5,816
Real estate related loans	92,649	—	—	13,478	—	79,171	—	—
Real estate fund units	189,591	—	189,591	—	—	—	—	—
Investment property	463,540	463,540	—	—	—	—	—	—
Intangible assets	542	542	—	—	—	—	—	—
Other assets	61,471	31,586	568	29,120	—	—	197*	—
	2,273,980	495,668	198,362	215,283	39,985	840,296	197	484,189
2004								
Cash and cash equivalents	10,293	—	—	10,293	—	—	—	—
Restricted cash	2,812	—	—	2,812	—	—	—	—
Asset backed securities, available-for-sale	1,050,558	—	11,502	286,232	45,832	585,750	—	121,242
Asset backed securities, pledged under repurchase agreements	213,926	—	—	70,032	—	118,939	—	24,955
Real estate related loans available-for-sale	21,938	—	—	—	—	7,165	—	14,773
Investment property	318,514	318,514	—	—	—	—	—	—
Other assets	9,578	8,588	—	276	—	—	714*	—
	1,627,619	327,102	11,502	369,645	45,832	711,854	714	160,970

**Net interest rate swap receivable related to the cash flow hedges as described in Note 20.*

Liabilities

Type	Total Per Consolidated Balance Sheet €'000	Non-Interest-Bearing Liabilities €'000	Within 1 Year		1 to 5 Years		Over 5 Years	
			Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
2005								
CDO bonds payable	977,485	—	—	—	—	—	—	977,485
Bank loans	835,162	—	—	53,131	—	307,917	441,352	32,762
Repurchase agreements	103,542	—	—	103,542	—	—	—	—
Taxation payable	2,278	2,278	—	—	—	—	—	—
Trade and other payables	56,645	37,395	—	6,953	—	—	12,297*	—
	1,975,112	39,673	—	163,626	—	307,917	453,649	1,010,247
2004								
CDO bonds payable	347,877	—	—	—	—	—	—	347,877
Bank loans	608,849	—	—	364,843	—	—	210,000	34,006
Repurchase agreements	197,584	—	—	197,584	—	—	—	—
Trade and other payables	266,887	266,887	—	—	—	—	—	—
	1,421,197	266,887	—	562,427	—	—	210,000	381,883

**Net interest rate swap payable related to the cash flow hedges as described in Note 20.*

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Groups's non-euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment. At 31 December 2005, the net unrealised gain on these contracts was approximately €548,000.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

Fair Values of Financial Assets and Financial Liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the financial statements.

	31 December 2005 €'000 Carrying Value	31 December 2004 €'000 Carrying Value	**31 December 2005 €'000 Fair Value**	31 December 2004 €'000 Fair Value
Financial Assets				
Cash and cash equivalents	**13,640**	10,293	**13,640**	10,293
Restricted cash	**—**	2,812	**—**	2,812
Asset backed securities, available for sale (includes cash to be invested)	**1,342,638**	1,050,562	**1,342,638**	1,050,562
Asset backed securities, pledged under repurchase agreements	**109,909**	213,922	**109,909**	213,922
Real estate related loans	**92,649**	21,938	**92,649**	21,938
Real estate fund units	**189,591**	—	**189,591**	—
Investment property	**463,540**	318,514	**463,540**	318,514
Financial Liabilities				
CDO bonds payable	**977,485**	347,877	**977,485**	347,877
Bank loans	**835,162**	608,849	**836,393**	608,849
Repurchase agreements	**103,542**	197,584	**103,542**	197,584

22. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004, following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

23. DIVIDENDS PAID & DECLARED

	Year Ended 31 December 2005 €'000
Paid during the year ended 31 December 2005:	**27,610**
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	**6,093**
First quarter dividend for 2005: €0.33 (2004: nil)	**6,095**
Second quarter dividend for 2005: €0.35 (2004: nil)	**6,464**
Third quarter dividend for 2005: €0.37 (2004: €0.30)	**8,958**
	27,610
Fourth quarter dividend declared on 24 January 2006: €0.37 (2004: €0.33)	**8,958**

24. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2005, management fees, incentive fees and expense reimbursements of approximately €4.5 million (2004: €0.2 million) were due to the Manager. For the year ended 31 December 2005, management fees of €3.6m (2004: €2.2m) and incentive fees of €3.8m (2004: nil) were charged to the income statement.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 19, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in April 2005 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued with 5,000 shares and 1,000 shares, respectively, at the Company's annual general meeting in 2006, subject to each being a director of the Company on the relevant date.

25. SEGMENTAL REPORTING

The Group operates in one geographical segment, being Europe. The Group has conducted business through three primary segments: debt investments, real estate fund units and investment properties.

Summary financial data of the Group's business segments is provided below:

	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
For Year Ended 31 December 2005					
Operating income[1]	**68,487**	**16,504**	**30,820**	**—**	**115,811**
Interest expense	**(42,158)**	**(2,876)**	**(12,274)**	**(833)**	**(58,141)**
Other operating expenses	**(1,956)**	**—**	**(4,305)**	**(9,473)**	**(15,734)**
Taxation expense	**—**	**(32)**	**(2,246)**	**—**	**(2,278)**
Net profit	**24,373**	**13,596**	**11,995**	**(10,306)**	**39,658**
For Year Ended 31 December 2004					
Operating income	28,786	—	344	613	29,743
Interest expense	(13,353)	—	(310)	—	(13,663)
Other operating expenses	(147)	—	(33)	(3,869)	(4,049)
Net profit	15,286	—	1	(3,256)	12,031
As at 31 December 2005					
Total assets	**1,602,455**	**189,591**	**480,754**	**1,180**	**2,273,980**
Total liabilities	**(1,470,524)**	**(128,619)**	**(361,401)**	**(14,568)**	**(1,975,112)**
Minority interest	**—**	**—**	**—**	**(2)**	**(2)**
Net assets	**131,931**	**60,972**	**119,353**	**(13,390)**	**298,866**
As at 31 December 2004					
Total assets	1,301,560	—	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	—	(266,234)	(2,501)	(1,421,197)
Minority interest	—	—	—	(2)	(2)
Net assets	149,098	—	54,650	2,672	206,420

(1) Operating income includes fair value gains for Real Estate Fund Units of €8.1 million and Investment Properties of €1.9 million.

The unallocated portion consists primarily of general and administrative expenses, and management fees pursuant to the Management Agreement.

26. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, are listed by jurisdiction below:

Luxemburg:
Luxgate s.a.r.l.
Eurobarbican s.a.r.l.
Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l

Germany:
Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

27. SUBSEQUENT EVENTS

Fourth Quarter 2005 Dividend
On 24 January 2006, the directors declared a fourth quarter 2005 dividend of €0.37 per share to all holders of shares on 25 January 2006, the record date. The total dividend paid on 17 February 2006 was €8,957,577.90.

Increase in Share Capital
On 27 January 2006, 11,667,000 shares with aggregate nominal value of €11,667,000 were issued at €30 each raising gross proceeds of €350 million.

On February 15, 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by Fortress Investment Group LLC (the "Fortress Funds") at €17.5 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per Share (representing approximately a 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 shares with aggregate nominal value of €1,156,000 being issued at €30 each raising gross proceeds of €34.7 million.

Options Granted to the Manager
For the purpose of compensating the Manager for its successful efforts in raising capital for Eurocastle, in connection with these two issuances (January and February 2006), Eurocastle granted options to the Manager to purchase 1,283,300 of Eurocastle's common stock at €30 per share, and to purchase 857,142 shares of its common stock at €18.00 per share.

Acquisition of Dresdner Portfolio ("Drive")

On 15 February 2006, the Group completed the acquisition of the €2 billion real estate acquisition that was announced on 22 December 2005. This is an acquisition of a portfolio of 303 commercial properties in Germany from Dresdner Bank AG through the purchase of all the units of a German public, open-ended real estate fund.

The Dresdner Portfolio consists primarily of office buildings and comprises approximately 9 million square feet (approximately 840,000 square metres) of leasable space, located throughout Germany. They are approximately 80% occupied (measured by rental income) by Dresdner. The average remaining lease term of properties in the portfolio that are leased to Dresdner is 8.5 years, while the average remaining lease term of the entire portfolio is approximately 7.5 years. Approximately 81% (by lettable floor space) of the portfolio is currently occupied. Upon acquisition, the Group expects the Dresdner Portfolio to have a rental yield (unleveraged) of approximately 5%.

28. COMPARATIVES

Comparative information has been presented as previously disclosed in the 2004 Annual Report, except where comparatives have been adjusted to take account of changes in accounting policies (as explained in Note 2 above).

29. COMMITMENTS

As at 31 December 2005, amounts contracted for but not provided in the financial statements for the acquisition of investment property amounted to:

- Entered into agreement to acquire a €2 billion portfolio of commercial properties in Germany from Dresdner Bank which completed in February 2006 and will be accounted for in the 2006 Financial Statements (as explained in Note 27 above).
- Entered into agreements to acquire a further €68 million representing 28 retail properties within the Truss portfolio.

30. OTHER NOTES

The financial information set out in this announcement does not constitute the Company's audited accounts for the year ended 31 December 2005. The financial information for the year ended 31 December 2004 is derived from the audited accounts for that year. The 31 December 2004 accounts contained an unqualified audit report.

A copy of the Annual Report and Financial Statements for the year ended 31 December 2005 will be posted to the shareholders in due course. Copies of this announcement can be obtained from Eurocastle Investment Limited, 5-10 Bolton Street, London, W1J 8BA.

Corporate Information

Board of Directors

Wesley R. Edens
Principal,
Fortress Investment Group LLC

Keith Dorrian

Paolo Giorgio Bassi
Chairman

Executive Officers

Wesley R. Edens
Chief Executive Officer

Stephen Charlton
Chief Financial Officer

Manager
Fortress Investment Group LLC
1345 Avenue of the Americas
46th Floor
New York, NY 10105
(212) 798-6100
www.fortressinv.com

Registrar
Anson Registrars Limited
PO Box 426
Anson House
St George's Place
St Georges Esplanade
St Peter Port
Guernsey
GY1 3WX

Registered Office of the Company
c/o International Administration Limited
PO Box 282, Suite 6, Borough House,
Rue de Pre
St Peter Port
Guernsey, GY1 3RH

Administrator and Secretary of the Company
International Administration Limited
Suite 6, Borough House,
Rue de Pre
St Peter Port
Guernsey, GY1 3RH
British Channel Islands

Transfer Agent
United Kingdom Transfer Agent
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Stock Listing
Euronext Amsterdam, ECT

Independent Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Legal Counsel

English and Dutch Legal Advisers
Linklaters
One Silk Street
London EC2Y 8HQ

U.S. Legal Advisers
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

Guernsey Legal Advisers
Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey GY1 4BZ

Investor Relations Contact
Lilly H. Donohue
Managing Director
Eurocastle Investment Limited
c/o Fortress investment Group LLC
1345 Avenue of the Americas
46th Floor
New York, NY 10105
Tel: (212) 798-6118
Fax: (212) 798-6060
Email: ldonohue@fortressinv.com

Karim Bohn
Vice President
Eurocastle Investment Limited
c/o Fortress Investment Group (UK) Ltd.
Red Wolf House
5-10 Bolton Street
London, England W1J 8BA
Tel: (44) 207 290-5600
Fax: (44) 207 290-5601
Email: kbohn@fortressinv.com

Notice of Annual Meeting
31 May 2006
Guernsey

Forward-Looking Statements

This report contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results.

designed by curran & connors, inc. / www.curran-connors.com



www.eurocastleinv.com

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

PRELIMINARY RESULTS FOR THE QUARTER & YEAR ENDED 31 DECEMBER 2005

Year End 2005 Highlights

- Secondary public offering completed in June 2005, raising net proceeds of €95 million
- Increased dividend by 12.1% from €0.33 per share in Q1 to €0.37 per share in Q4, taking the total dividend for the year to €1.42 per share
- Acquired €324 million of credit-leased real estate investments in the year with a weighted average net yield of 9.07%
- Completed three further non-recourse term financings for target real estate debt portfolios totaling approximately €1.1 billion
- Net profit after taxation of €39.7 million, or €1.85 per share and €1.79 per diluted share
- Funds from operations ("FFO") of €31.6 million for the year, or €1.48 per share and €1.43 per diluted share, an increase of 83% from the 31 December 2004
- FFO return on average invested capital was 12.8%
- Total assets ended at €2,274 million, a €646 million increase from 31 December 2004
- Equity book value total of €298.8 million, or €12.34 per share
- Entered into agreement in December 2005 to acquire €2 billion portfolio of commercial properties in Germany from Dresdner Bank which completed in February 2006 and will be accounted for in the 2006 Financial Statements

Fourth Quarter 2005 Highlights

- Net profit after taxation of €10.1 million for the quarter, or €0.42 per share and €0.40 per diluted share
- FFO of €9.6 million, or €0.40 per share and €0.38 per diluted share, an increase of 41% from the fourth quarter 2004
- FFO return on average invested capital during the quarter was 12.9%
- Fourth quarter dividend of €0.37 per share, or annualised rate of €1.48 per share, paid on 17 February 2006

Selected Financial Data (amounts in €'000, except share data and supplemental data)	Unaudited Three Months Ended 31 December 2005	Unaudited Three Months Ended 31 December 2004	Unaudited Year Ended 31 December 2005	Year Ended 31 December 2004
Operating Data				
Net profit after taxation	**10,091**	5,061	**39,658**	12,031
Earnings per diluted share	**0.40**	0.27	**1.79**	0.78
FFO	**9,588**	5,061	**31,588**	12,031
FFO per diluted share	**0.38**	0.27	**1.43**	0.78
Weighted average number of shares outstanding, diluted	**25,014,090**	19,088,970	**22,165,864**	15,495,783

Balance Sheet Data	Unaudited As of 31 December 2005	As of 31 December 2004
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	**1,452,547**	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	**92,649**	21,938
Investment property	**463,540**	318,514
Real estate fund units	**189,591**	-
Cash and cash equivalents	**13,640**	10,293
Total assets	**2,273,980**	1,627,619
Debt obligations	**1,916,189**	1,154,310
Shareholders' equity	**298,866**	206,420

Reconciliation of Funds from Operations (FFO) to net profit after taxation	Unaudited Three Months Ended 31 December 2005	Unaudited Year Ended 31 December 2005	Year Ended 31 December 2004
Net profit after taxation	10,091	39,658	12,031
Increase in fair value of investment properties	-1,516	-1,961	-
Increase in fair value of real estate fund units	-976	-8,098	-
Deferred tax charge on investment properties	1,989	1,989	
Funds from operations (FFO)	9,588	31,588	12,031

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute incentive compensation to the manager. FFO, as defined by Eurocastle, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties net of attributable deferred taxation and mark to market fluctuations in real estate fund units. The Group considers gains and losses on resolution of its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Eurocastle's calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Supplemental Total Credit-Leased Real Estate Data

	Unaudited As of 31 December 2005	As of 31 December 2004
Investment properties at fair value	463,540	318,514
Real estate fund units	189,591	-
Total investment in credit-leased real estate assets	653,131	318,514
Weighted average asset yield	7.69%	7.10%
Weighted average liability cost	4.84%	4.56%
Weighted average net spread	2.85%	2.54%

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	Unaudited As of 31 December 2005	As of 31 December 2004
Total debt investments (excluding restricted cash)	1,537,945	1,023,218
Weighted average asset margin (above Euribor)	1.88%*	1.99%
Weighted average liability spread	0.53%*	0.57%
Weighted average net spread	1.35%*	1.42%
Weighted average credit rating	BBB+	BBB+
Percentage investment grade of securities portfolio	87%	93%
Number of securities and loans	127	87

* Includes assets and liabilities referenced under total return swaps

CHAIRMAN'S STATEMENT

Eurocastle Investment Limited (Euronext Amsterdam: ECT) reports net profit after taxation for the quarter ended 31 December 2005 of €10.1 million, or €0.40 per diluted share, as compared to €5.1 million, or €0.27 per diluted share, for the fourth quarter of 2004. The Group also reports net profit after taxation for the year ended 31 December 2005 of €39.7 million, or €1.79 per diluted share, as compared to €12.0 million, or €0.78 per diluted share, for the year ended 31 December 2004.

Funds from operations ("FFO") amounted to €9.6 million for the quarter ended 31 December 2005, as compared to €5.1 million for the fourth quarter of 2004. The Group also reports FFO for the year ended 31 December 2005 of €31.6 million, as compared to €12.0 million for the year ended 31 December 2004. FFO for the year ended 31 December 2005 excludes a €10.1 million increase in the fair value of the Company's credit-leased real estate classified as investment properties and real estate fund units, and a deferred tax charge of €2 million. This deferred tax has been reflected in accordance with IAS 12 and represents the tax on the difference between the fair value and the tax basis of investment properties.

Eurocastle generated an FFO return on average invested common equity of 12.9% for the quarter and 12.8% for the year ended 31 December 2005. As of 31 December 2005, the Company's shareholders' equity was €298.9 million or €12.34 per outstanding share, as compared to €206.4 million, or €11.18 per outstanding share, as of 31 December 2004. Shareholders equity includes net unrealised losses of €12 million on interest rate swaps taken out to hedge Eurocastle's variable rate term loans financing the credit-leased real estate portfolio, including a swap entered into in connection with the financing of the Dresdner Portfolio.

When Eurocastle went public in June 2004, it had a simple strategy: deliver stable and growing dividends to shareholders by investing in and managing a diverse portfolio of primarily European real estate debt securities. The Group has achieved positive results from pursuing this strategy in 2005, increasing its annualized dividend to shareholders by approximately 23% from €1.20 at the time of the IPO to €1.48 per share for the fourth quarter.

However, as market opportunities changed Eurocastle began to focus on the acquisition of direct credit-leased real estate at attractive risk adjusted returns, and made its first investment in December 2004. During 2005, Eurocastle increased its emphasis on the credit-leased real estate sector and added several portfolios at a totalling €323 million. In December 2005, Eurocastle entered into a transformational acquisition of a €2 billion German real estate portfolio from Dresdner Bank.

The Dresdner transaction provided Eurocastle a unique opportunity to increase its exposure to the recovering German commercial real estate sector on a large scale. The Dresdner portfolio is among the highest quality commercial portfolios in Germany. This transaction, together with existing assets, gives Eurocastle a distinctive leadership position in the commercial property sector in Germany. Post the deal closing in February 2006, Eurocastle became one of the largest owners of German commercial real estate.

With a solid investment portfolio and excellent prospects for new investments, Eurocastle's disciplined business model and focus on commercial real estate opportunities in Germany should provide continued long term dividend growth and stability for shareholders.

Fourth Quarter 2005 Dividend

Eurocastle aims to pay out substantially all of its funds from operations in the form of quarterly dividends to shareholders. On 24 January 2006, the Board of Directors declared a dividend of €0.37 per share for the quarter ended 31 December 2005, in line with the dividend per share from the prior quarter. The record date for this dividend was 25 January 2006 and the payment date was 17 February 2006.

Investment Activity

Eurocastle has been very active in new acquisitions in 2005. The Group has acquired or committed to acquire over €2.4 billion of credit-leased real estate and €1.1 billion of real estate debt investments.

Credit-Leased Real Estate Investment Portfolio

Eurocastle has made significant progress in growing its European credit-leased real estate investment portfolio, which comprises investment properties and real estate fund units. During the fourth quarter, the Company purchased approximately €73.6 million and committed to purchase €2.1 billion of credit-leased real estate investments in Germany.

i) Investment Properties

To date, the Company has acquired (or has committed to acquire) 82 German retail assets located throughout Germany amounting to approximately 156,000 square metres of leaseable space. German national retailers represent 85% of the rental income which represents prominent national retailers such as the Edkea Group, the Rewe Group, the Tengelmann Group, the Shwarz Group and Tegut. The average lease terms range from 10 years to 15 years.

During the fourth quarter, the Company entered into a agreement to purchase a €2 billion German property portfolio from Dresdner Bank which completed in February 2006. The portfolio is composed of 303 German commercial real estate properties or approximately 840,000 square meters of leaseable space. Dresdner Bank represents approximately 80% of rental income and the average lease is approximately 8.5 years.

ii) Real Estate Fund Units

During the fourth quarter, the Company purchased additional units to the value of €6 million increasing its total investment to a €181 million interest (net of accrued income) in a real estate investment fund that owns a portfolio of 394 properties in Italy. The properties are 100% occupied under 9 year lease agreements with Italian government agencies.

Real Estate Debt Portfolio

In the fourth quarter 2005, Eurocastle purchased approximately €300 million of real estate related securities and €7.8 million of real estate related loans. The securities purchased during the quarter had an average credit rating of BBB+ and an average credit spread above Euribor of 1.64%. Real estate related loans purchased amounted to €7.8 million with an average spread of 3.49%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the fourth quarter was €261 million, raising the amount of these investments from €1.27 billion at the 30 September 2005 to €1.53 billion at 31 December 2005, an increase of approximately 21%.

Capital Markets

At 31 December 2005, approximately €308 million had been drawn under the Company's three year extendable revolving real estate debt portfolio credit facility. This facility was used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to acquire further real estate debt.

CHAIRMAN'S STATEMENT (cont'd)

During the fourth quarter, Eurocastle financed its credit-leased real estate investment purchases with fixed rate term loans, which has eliminated exposure to increased interest rates to the extent of the hedges implemented. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Subsequent to the 2005 year end, Eurocastle raised €535 million through a public offering, of which €385 million was raised on the public market and €150 million was raised from an investment by Fortress Investment Group LLC. The proceeds of these offerings along with term loans of €1.525 billion were used to fund the Dresdner Bank portfolio acquisition.

Investment Portfolio

Credit-Leased Real Estate Investment Portfolio

As of 31 December 2005, Eurocastle owned an approximately €653 million portfolio of credit-leased real estate investments, comprising investment properties of €464 million (including unrealised fair value gains of €2 million) and real estate fund units of €189 million (including unrealised fair value gains of €8 million). These investments, which are described below, brought directly or indirectly Eurocastle's total credit-leased real estate investments to account for 28.7% of the Company's total investment portfolio. With the closing of the committed deals the total credit-leased real estate investments will total €2.7 billion or approximately 63% of the total investment portfolio.

i) Investment Properties

As of 31 December 2005, the credit-leased real estate portfolio included €320 million of Deutsche bank properties and €144 million of German retail stores.

The Deutsche bank investment consists of 96 properties or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average remaining life of 5.6 years with occupancy of approximately 75%.

As at 31 December 2005 the Company also owns 54 recently developed German retail properties in 3 separately financed portfolios, the Bastion Portfolio, Belfry Portfolio and Truss Portfolio. The Bastion Portfolio comprises 13 properties with an aggregate purchase price of €36 million representing approximately 25,000 square metres of lettable space, which is leased to Edeka, a leading Germany grocery chain. These properties benefit from 100% occupancy with an average term of approximately 14.6 years.

The Belfry Portfolio comprises 28 properties with an aggregate purchase price of €71 million representing approximately 55,000 square metres of lettable space, which is leased to prominent German retailers. These properties benefit from 98.8% occupancy with an average term of approximately 9.6 years.

The Truss Portfolio comprises 13 properties as at 31 December 2005, with the Group having entered into purchase agreements to acquire a further 28 properties which are expected to close in the first quarter of 2006. The aggregate purchase price of these properties will be approximately €105 million representing approximately 76,000 square metres of lettable space, which is leased to prominent German national retailers. These properties benefit from 99.4% occupancy with an average term of approximately 10 years.

ii) Real Estate Fund Units

As of 31 December 2005, Eurocastle had a total interest of €189 million (including unrealised fair value gains of €8 million) in a real estate investment fund that owns a portfolio of approximately 400 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years, with an extension option for a further 9 years. The properties have a total occupancy of 100%.

Real Estate Debt Portfolio

As of 31 December 2005, Eurocastle's total real estate debt portfolio of approximately €1.5 billion, which represents approximately 68% of the Company's total assets, included €725.6 million of CMBS, €719.7 million of other asset backed securities, €92.6 million of loans and €7.3 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 127 securities and loans and an average life of approximately 4.07 years; approximately 97% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 50% in the UK, 16% in Italy, 12% in Germany, 9% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 87% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.88% as of 31 December 2005.

Eurocastle's real estate debt portfolio has continued to perform well. As of 31 December 2005, none of the Company's securities or loans had defaulted, and there have been no principal losses to date. Eurocastle continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

About Eurocastle

Eurocastle Investment Limited is a Euro-denominated Guernsey closed-end investment company listed on Euronext Amsterdam. It invests in and manages a diverse portfolio consisting primarily of European credit-leased real estate and real estate related debt. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$19 billion of equity capital currently under management. For more information regarding Eurocastle and to be added to our email distribution list, please visit www.eurocastleinv.com.

Conference Call

Management will conduct a conference call on Thursday, 16 March 2006 to review the Company's financial results for the year ended 31 December 2005. The conference call is scheduled for 3:00 P.M. London time (10:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Fourth Quarter Earnings Call."

A webcast of the conference call will be available to the public on a listen-only basis at www.eurocastleinv.com. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available for three months following the call.

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Thursday, 30 March 2006 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "6195969."

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Three Months Ended 31 December 2005 €'000	Unaudited Year Ended 31 December 2005 €'000	Three Months Ended 31 December 2004 €'000	Year Ended 31 December 2004 €'000
Operating income					
Interest income	3	18,130	65,538	12,118	23,902
Rental income	4	9,065	28,128	344	344
Realised gain on securities portfolio contract		-	-	1	4,141
Real estate fund unit interest income		4,799	8,406	-	-
Realised gain on disposal of available-for-sale securities		239	2,472	1,356	1,356
Realised gain on disposal of investment properties		-	731	-	-
Increase in fair value of investment properties		1,516	1,961	-	-
Increase in fair value of real estate fund unit		976	8,098	-	-
Increase in fair value of total return swap		49	477	-	-
Total operating income		34,774	115,811	13,819	29,743
Operating expenses					
Interest expense	5	17,770	58,141	7,343	13,663
Losses on foreign currency contracts/currency translation		239	1,712	333	613
Property expenses		1,870	3,990	33	33
Other operating expenses	6	3,403	10,032	1,049	3,403
Total operating expenses		23,282	73,875	8,758	17,712
Operating profit before taxation		11,492	41,936	5,061	12,031
Taxation expense – Current	7	(186)	167	-	-
Taxation expense - Deferred	7	1,587	2,111	-	-
Net profit after taxation		10,091	39,658	5,061	12,031
Earnings per ordinary share					
Basic	18	0.42	1.85	0.27	0.79
Diluted	18	0.40	1.79	0.27	0.78
Weighted average ordinary shares outstanding					
Basic	18	24,209,670	21,392,936	18,463,670	15,214,818
Diluted	18	25,014,090	22,165,864	19,088,970	15,495,783

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 31 December 2005 €'000	31 December 2004 €'000
Assets			
Cash and cash equivalents		13,640	10,293
Restricted cash		-	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	8	1,342,638	1,050,558
Asset backed securities pledged under repurchase agreements	8	109,909	213,926
Real estate related loans	9	92,649	21,938
Real estate fund units	11	189,591	-
Investment property	12	463,540	318,514
Intangible assets	13	542	-
Other assets	10	61,471	9,578
Total assets		2,273,980	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 31 December 2005	19	286,801	192,309
Net unrealised gain on available-for-sale securities	8	4,703	6,604
Hedging reserve	20	(12,100)	713
Accumulated profit		18,442	6,394
Other reserves	19	1,020	400
Total equity		298,866	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	14	977,485	347,877
Bank borrowings	15	835,162	608,849
Repurchase agreements	16	103,542	197,584
Taxation payable	7	2,278	-
Trade and other payables	17	56,645	266,887
Total liabilities		1,975,112	1,421,197
Total equity and liabilities		2,273,980	1,627,619

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Year to 31 December 2005 €'000	Year to 30 December 2004 €'000
Cash Flows From Operating Activities		
Net profit before taxation	41,936	12,031
Adjustments for:		
Unrealised gain on foreign currency contracts	(548)	(275)
Accretion of discounts on securities	(4,026)	(791)
Amortisation of borrowing costs	1,214	225
Realised gain on disposal of available-for-sale securities	(2,540)	(1,356)
Realised gain on disposal of investment properties	(731)	-
Gain on securities portfolio contract	-	(4,141)
Shares granted to Directors	108	72
Amortisation of intangible assets	9	-
Revaluation gain of real estate fund units	(8,098)	-
Revaluation gain of investment properties	(1,961)	-
Revaluation gain of total return swap	(477)	
Net change in operating assets and liabilities:		
Decrease / (Increase) in restricted cash	2,812	(2,812)
Increase in other assets	(51,861)	(8,272)
Increase in trade and other payables	31,461	9,223
Net cash flows from operating activities	7,298	3,904
Cash Flows From Investing Activities		
Securities portfolio contract deposit	-	(59,000)
Repayment of securities portfolio contract deposit	-	120,752
Repayment of security principal	-	19,363
Purchase of investment property	(143,524)	(315,589)
Proceeds from disposal of investment property	1,190	-
Acquisition of real estate fund units	(181,493)	-
Net movement of available-for-sale securities	(540,934)	(1,021,045)
Net movement of securities pledged under repurchase agreements	104,013	-
Net movement of real estate related loans	(70,711)	(21,938)
Purchase of intangible assets	(551)	
Net cash flows used in investing activities	(832,010)	(1,277,457)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(4,011)	(4,878)
Proceeds from issuance of bonds	635,362	351,000
Costs related to issuance of bonds	(6,556)	(3,342)
Borrowings under repurchase agreements	(94,042)	197,584
Net movement of bank borrowings	225,901	608,843
Dividends paid to shareholders	(27,610)	(5,539)
Net cash flows from financing activities	828,059	1,282,156
Net Increase in Cash and Cash Equivalents	3,347	8,603
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	13,640	10,293

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	-	-	-	(98)	58,929
Effect of adopting IFRS 2	-	-	200	-	-	-	200
Costs related to issuance of shares on IPO	-	(200)	-	-	-	-	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	-	-	(98)	58,929
Second capital call on existing shares	-	59,288	-	-	-	-	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	-	-	-	-	79,200
Effect of adoption of IFRS 2 – fair value of share options	-	-	200	-	-	-	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	-	(4,945)	-	-	-	-	(4,945)
Issuance of ordinary shares to Directors	6,000	72	-	-	-	-	72
Net unrealised gain on available for sale securities	-	-	-	6,604	-	-	6,604
Costs related to issuance of ordinary shares on IPO	-	(133)	-	-	-	-	(133)
Net unrealised gain on hedge instruments	-	-	-	-	713	-	713
Net gains not recognised in the income statement	-	-	400	6,604	713	-	7,717
Net profit for the year	-	-	-	-	-	12,031	12,031
Total income and expense for the year	-	-	400	6,604	713	12,031	19,748
Dividends paid	-	-	-	-	-	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	-	-	-	211	-	-	211
Issuance of shares – June 2005	5,740,000	99,015	-	-	-	-	99,015
Costs related to issue of shares – June 2005	-	(4,011)	-	-	-	-	(4,011)
Issuance of ordinary shares to Directors	6,000	108	-	-	-	-	108
Realised gains reclassified to the income statement	-	-	-	2	-	-	2
Realised losses reclassified to the income statement	-	-	-	(2,114)	-	-	(2,114)
Net unrealised loss on hedge instruments	-	-	-	-	(12,813)	-	(12,813)
Cost related to issue of options on follow on share issue	-	(620)	620	-	-	-	-
Net gains/(losses) not recognised in the income statement	-	-	1,020	4,703	(12,100)	-	(6,377)
Net profit for the year	-	-	-	-	-	39,658	39,658
Total income and expense for the year	-	-	620	(1,901)	(12,813)	39,658	25,564
Dividends paid	-	-	-	-	-	(27,610)	(27,610)
At 31 December 2005 (unaudited)	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange). The principal activities of the Company include the investing in, financing and managing of European real estate assets and primarily European real estate related debt.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). In preparing financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Group, because the Group conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Group's consolidated financial statements:

IFRS 2 "Share-based payments" – *Share options granted in 2003 and 2004 for the purpose of compensating the Manager in raising capital for the Group have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.*

IAS 39 Financial Instruments: Recognition and Measurement - *Asset backed securities, available for sale at fair value of €109.9 million (31 December 2004: €213.9 million) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.*

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 31 December 2005, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV") are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Company has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation – Special Purpose Entities, the Group consolidates EFL, CDO I, CDO II, CDO III, CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its Deutsche bank branch and office portfolio of investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Eurocastle acquired retail property in Germany through three German partnerships Bastion Gmbh & Co. KG ("Bastion"), Belfry Gmbh & Co. KG ("Belfry") and Truss GmbH & Co. KG ("Truss"). These three partnerships hold 13, 28, and 13 assets respectively as at 31 December 2005. Each of the three German partnerships are 100% owned by two Luxembourg limited partners set up as sociétés à responsabilité limitée (Sàrl), each such pair being held fully by a further Luxembourg Sàrl, which in turn is 100% owned by Eurocastle's principal direct real estate holding entity, Luxgate Sàrl, a direct 100 % subsidiary of Eurocastle Investment Limited.

Eurocastle's investment in real estate fund units are held by Finial Sàrl, a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Group principally holds for the purpose of short-term profit taking. These include securities portfolio contracts, total return swaps, real estate fund units and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled, or expires.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Group commits to sell the assets. The Group uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on asset backed securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencemert of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 6 properties, of which 2 are considered finance lease and 4 are considered operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

The carrying value of the investment properties is equal to the fair value as determined by external valuations. These valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' ("RICS") Appraisal and Valuation Standards (5th Edition), (the "Red Book"). The valuations have been prepared on the basis of Market Value, which is defined as follows: "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the year ended 31 December 2005 relates to these subsidiaries.

The German subsidiaries Bastion, Belfry and Truss are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the year ended 31 December 2005.

The Group's investment in the underlying properties in relation to the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payments the Group has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

Segmental Reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of others business segments.

A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3. INTEREST INCOME

Interest income for the year ended 31 December 2005 of €65.5 million (2004: €23.9 million) is primarily interest income earned on the Asset backed securities available-for-sale and Asset backed securities pledged under repurchase agreements.

Interest income for the three months ended 31 December 2005 was €18.1 million (2004: €12.1 million)

4. RENTAL INCOME

Rental income for the year ended 31 December 2005 of €28.1 million (2004: €0.3 million) represents rental income earned on investment properties.

Rental income for the three months ended 31 December 2005 was €9.1 million (2004: €0.3 million)

5. INTEREST EXPENSES

Interest expense for the year ended 31 December 2005 of €58.1 million (2004: €13.7 million) comprises interest expense incurred on the CDO bonds payable, Bank Borrowings and Repurchase agreements.

Interest expense for the three months ended 31 December 2005 was €17.7 million (2004: €7.3 million)

6. OTHER OPERATING EXPENSES

	Three Months Ended 31 December 2005 €'000	**Year to 31 December 2005 €'000**	Three Months Ended 31 December 2004 €'000	Year to 31 December 2004 €'000
Professional fees	810	1,959	150	764
Management fees	1,089	3,626	810	2,180
Incentive fees	1,371	3,834	-	-
Amortisation	9	9	-	-
Other	124	604	89	459
	3,403	**10,032**	**1,049**	**3,403**

7. TAXATION EXPENSE

	Three Months Ended 31 December 2005 €'000	**Year to 31 December 2005 €'000**	Three Months Ended 31 December 2004 €'000	Year to 31 December 2004 €'000
Current Tax				
Germany	(313)	40	-	-
Luxembourg	127	127	-	-
Total	(186)	167	-	-
Deferred tax				
Germany	1,587	2,111	-	-
Total deferred tax	1,587	2,111	-	-
Total tax charge	1,401	2,278	-	-

The taxation expense for the year ended 31 December 2005 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses.

8. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	BBB	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	BBB+	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	BBB	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	BBB	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	BBB	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	BBB	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	BBB-	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	BBB	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	BBB	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	BBB+	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	A-	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	BBB+	4.01%	1.81%	5.15
Total Portfolio	**1,330,589**	**1,330,896**	**6,961**	**(2,470)**	**1,335,387**	**BBB**	**4.05%**	**1.77%**	**4.32**
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	AA-	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	-	44,500	AAA	3.54%	0.90%	1.76
	110,117	**109,697**	**419**	**(207)**	**109,909**	**AA**	**3.15%**	**0.71%**	**1.14**
	1,440,706	**1,440,593**	**7,380**	**(2,677)**	**1,445,296**	**BBB+**	**3.98%**	**1.69%**	**4.07**
Restricted Cash – Cash to be Invested					**7,251**				
Total Asset Backed Securities (including cash to be invested)					**1,452,547**				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 14).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (cont'd)

The following is a summary of the Group's available-for-sale securities at 31 December 2004.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	1.88%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	2.09%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	2.01%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB-	4.23%	2.16%	4.81
Other ABS	76,356	76,570	575	-	77,145	BBB	3.86%	1.67%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	1.94%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	2.36%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	2.62%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	2.48%	3.59
Total Portfolio	**782,419**	**779,859**	**7,260**	**(786)**	**786,333**	**BBB+**	**4.11%**	**2.13%**	**4.07**
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA-	3.32%	1.48%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	0.81%	4.89
	215,400	**214,817**	**573**	**(443)**	**214,947**	**AA-**	**3.21%**	**1.22%**	**3.29**
	997,819	**994,676**	**7,833**	**(1,229)**	**1,001,280**	**BBB+**	**3.91%**	**1.93%**	**3.90**
Short Term Investments									
Asset backed commercial paper	255,073	254,051	-	-	254,051	A-1+	n/a	(0.03%)	0.19
	1,252,892	1,248,727	7,833	(1,229)	1,255,331				
Restricted Cash – Cash to be Invested					9,153				
Total Asset Backed Securities (including cash to be invested)					1,264,484				

Asset backed securities, available for sale at fair value of €109.9 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	31 December 2005	31 December 2004
	€'000	€'000
Asset backed securities, available for sale (includes cash to be invested)	**1,342,638**	1,050,558
Asset backed securities pledged under repurchase agreements	**109,909**	213,926
Total Asset Backed Securities	**1,452,547**	1,264,484

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	31 December 2005	31 December 2004
	€'000	€'000
Unrealised gains on available-for-sale securities	7,380	7,833
Unrealised losses on available-for-sale securities	(2,677)	(1,229)
Net unrealised gains on available-for-sale securities	4,703	6,604
Unrealised (loss)/gain on hedge instruments (Note 20)	(12,100)	713
	(7,397)	7,317

9. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 31 December 2005.

			Gross Unrealised			Weighted Average			
	Current Face Amount	**Amortised Cost Basis**	**Gains**	**Losses**	**Carrying Value**	**S&P Rating**	**Coupon**	**Margin**	**Maturity (Years)**
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	93,120	92,649	-	-	92,649	*	5.49%	3.48%	3.88

* Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from Standard and Poors.

As at 31 December 2004:

			Gross Unrealised			Weighted Average			
	Current Face Amount	**Amortised Cost Basis**	**Gains**	**Losses**	**Carrying Value**	**S&P Rating**	**Coupon**	**Margin**	**Maturity (Years)**
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	22,165	21,938	-	-	21,938	NR	8.35%	6.17%	5.88

10. OTHER ASSETS

	31 December 2005	31 December 2004
	€'000	€'000
Unsettled security transactions	26,178	-
Interest receivable	18,963	7,800
Rent receivable	4,222	344
Deferred financing costs	-	217
Prepaid expenses	638	227
Derivative assets (see Note 10.1)	11,470	990
	61,471	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

10.1 Total Return Swap

Included in the Derivative Assets are two total return swaps, the fair value of which as at 31 December 2005 is €144,000 and the collateral deposit posted is €10.6 million. These total return swaps have been recorded as Derivative Assets and are treated as trading asset that are not designated as Effective Hedging Instruments for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognized through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average - "SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

11. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased a €181 million interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio, with 12 months prior notice. The properties have a total occupancy of 100%.

	31 December 2005 € '000
At 1 January 2005	-
Purchase of real estate fund units	181,493
Increase in fair value	8,098
At 31 December 2005	189,591

12. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	2005 Total	2004 Total
	€'000	€'000	€'000	€'000
At 1 January	303,125	15,389	318,514	-
Additions	143,524	-	143,524	318,514
Disposals	(459)	-	(459)	-
Increase in fair value	1,870	91	1,961	-
At 31 December	**448,060**	**15,480**	**463,540**	**318,514**

As of 31 December 2005, the investment property portfolio included €320 million of Deutsche bank properties and €144 million of German retail stores.

The Deutsche bank portfolio ("Wave Portfolio") consists of 96 properties, or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average remaining life of 5.4 years with occupancy of approximately 75%.

The Group also owns 54 recently developed German retail properties in 3 separately financed portfolios, The Bastion Portfolio, Belfry Portfolio and Truss Portfolio.

- The Bastion Portfolio comprises 13 properties with approximately 25,000 square metres of lettable space, which is leased to Edeka, a leading Germany grocery chain. These properties benefit from 100% occupancy with an average term of approximately 14.6 years.

- The Belfry Portfolio comprises 28 properties, or approximately 55,000 square metres of lettable space, which is leased to prominent German retailers. These properties benefit from 98.8% occupancy with an average term of approximately 9.6 years.

- The Truss Portfolio comprises 13 properties, or approximately 26,000 square metres of lettable space, which is leased to prominent German national retailers. These properties benefit from 99.4% occupancy with an average term of approximately 10.2 years.

Investment properties have been valued at fair value and are determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. These values are supported by independent valuations. Based on the valuations carried out by external valuers a net gain of €1.9 million has been recognized in these financial statements.

During the year the Group disposed of a small parcel of land in the Deutsche Bank portfolio to the occupying tenant realising a profit on sale before tax of €0.7 million.

13. INTANGIBLE ASSET

Intangible Assets comprise software development costs with a book value as at 31 December 2005 of €0.54 million (2004: nil), after an amortisation charge of €0.01 million.

14. BONDS PAYABLE

CDO Bonds

As at 31 December 2005

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/ A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/ A	370,000	366,431	2.97%	0.49%	9.5
Total			986,362	977,485	3.02%	0.54%	8.4

As at 31 December 2004

	Class	*Rating*	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	347,877	2.78%	0.60%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

15. BANK BORROWINGS

The bank borrowings comprises of:

		31 December 2005 €'000	31 December 2004 €'000
Warehouse borrowing	(Note 15.1)	-	350,843
Term finance	(Note 15.2)	782,031	244,006
Revolving credit facility	(Note 15.3)	18,578	14,000
Other short term financing	(Note 15.4)	34,553	-
		835,162	608,849

15.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Group exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Group financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Group used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Group completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of these credit facilities provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

15.2 Term Financing

Real Estate Debt	Month raised	Current Face Amount €'000 31 December 2005	Current Face Amount €'000 31 December 2004	Carrying Amount €'000 31 December 2005	Carrying Amount €'000 31 December 2004	Hedged Weighted Average Funding Cost	Maturity
CDO IV	Jul-2005	308,321	-	307,917	-	2.98%	Jul-2008
Investment Property							
Wave Portfolio	Dec-2004	245,900	246,500	242,762	244,006	4.57%	Apr-2013
Belfry Portfolio	Aug-2005	56,240	-	55,363	-	4.81%	Oct-2015
Bastion Portfolio	Sep-2005	26,500	-	26,202	-	4.52%	Sep-2012
Truss Portfolio	Dec-2005	30,163	-	29,607	-	5.04%	Feb-2016
Real Estate Fund Units							
FIP Units	Jul-2005	121,875	-	120,180	-	5.42%	Jul-2018
Total		788,999	246,500	782,031	244,006		

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, inter alia, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Truss facility is €85 million, of which €30 million has been drawn at 31 December 2005.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, inter alia, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility.

15.3 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

15.4 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation has been transferred to the Lender as security for the facility. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Libor + 1.00%.

16. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 31 December 2005 the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €103.5 million (2004: €197.6 million) and 2.61% (2004: 2.35%) respectively.

17. TRADE AND OTHER PAYABLES

	31 December 2005	31 December 2004
	€'000	€'000
Security deposit	5,221	5,000
Unsettled security purchases	17,604	254,051
Interest payable	6,953	2,283
Due to Manager (Note 24)	4,555	237
Derivative liabilities	12,297	-
Finance lease payable	2,952	2,925
Taxation payable – current (Note 7)	167	-
Taxation payable – deferred (Note 7)	2,111	-
Accrued expenses & other payables	4,785	2,391
	56,645	266,887

18. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Three Months Ended 31 December 2005	**Year Ended 31 December 2005**	**Three Months Ended 31 December 2004**	Year Ended 31 December 2004
Weighted average number of ordinary shares, outstanding basic	24,209,670	21,392,936	18,463,670	15,214,818
Dilutive effect of ordinary share options	804,420	772,928	625,300	280,965
Weighted average number of ordinary shares outstanding, diluted	**25,014,090**	**22,165,864**	19,088,970	15,495,783

19. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company. As at the 31 December 2005 there were 24,209,670 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

20. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

	Wave	Bastion	Drive *	FIP
31 December 2005	**€000**	**€000**	**€000**	**€000**
Nominal amount	210,000	26,500	1,300,000	121,875
Pay rate	3.47%	3.05%	3.37%	3.34%
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor
Remaining life	7.3	6.5	7.1	11.8
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)

	Wave	Bastion	Drive	FIP
31 December 2004	**€000**	**€000**	**€000**	**€000**
Nominal amount	210,000	-	-	-
Pay rate	3.47%	-	-	-
Receive rate	3 Month Euribor	-	-	-
Remaining life	8.3 years	-	-	-
Fair value of swaps (liabilities)/assets	713	-	-	-

* As referred to in Note 27, the acquisition of the Dresdner Portfolio took place in February 2006. As at the 23 December 2005 Eurocastle Investment Limited had signed a conditional agreement with Dresdner Bank AG to acquire this portfolio and had secured a committed lending facility to finance this acquisition. The Drive Interest Rate Swap was entered into on the same date to hedge this expected future cash flow.

21. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow

directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At December 31, 2005, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Group's available for sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	31 December 2005			31 December 2004		
	Number of Securities	**Face Value of Securities €'000**	**Location Split**	**Number of Securities**	**Face Value of Securities €'000**	**Location Split**
United Kingdom	60	764,958	49.9%	32	387,653	38.9%
Italy	14	247,947	16.2%	15	255,941	25.6%
Germany	18	183,470	12.0%	11	101,578	10.2%
Pan European	10	141,622	9.2%	9	135,703	13.6%
France	9	79,525	5.2%	5	46,399	4.7%
Other	16	116,304	7.5%	11	70,545	7.0%
	127	**1,533,826**	**100%**	**83**	**997,819**	**100%**

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio (the Bastion, Belfry and Truss portfolios). The Wave portfolio derives over 78% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 85% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 15, the Group has access to temporary working capital through a revolving €50 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short term basis, including the use of repurchase agreements.

As of December 31, 2005, a 100 basis point increase in short-term interest rates would increase the Group's earnings by approximately €0.6 million per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (cont'd)

The interest rate profile of the Group at 31 December 2005 and 31 December 2004 was as follows:

Assets			Within 1 year		1 to 5 years		Over 5 years	
Type	Total per consolidated balance sheet €'000	Non interest bearing assets €'000	Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
2005								
Cash and cash equivalents	13,640	-	-	13,640	-	-	-	-
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	-	8,203	99,452	39,985	716,625	-	478,373
Asset backed securities, pledged under repurchase agreements	109,909	-	-	59,593	-	44,500	-	5,816
Real estate related loans	92,649	-	-	13,478	-	79,171	-	-
Real estate fund units	189,591	-	189,591	-	-	-	-	-
Investment property	463,540	463,540	-	-	-	-	-	-
Intangible assets	542	542	-	-	-	-	-	-
Other assets	61,471	31,586	568	29,120	-	-	197*	-
	2,273,980	495,668	198,362	215,283	39,985	840,296	197	484,189
2004								
Cash and cash equivalents	10,293	-	-	10,293	-	-	-	-
Restricted cash	2,812	-	-	2,812	-	-	-	-
Asset backed securities, available for sale	1,050,558	-	11,502	286,232	45,832	585,750	-	121,242
Asset backed securities, pledged under repurchase agreements	213,926	-	-	70,032	-	118,939	-	24,955
Real estate related loans available for sale	21,938	-	-	-	-	7,165	-	14,773
Investment property	318,514	318,514	-	-	-	-	-	-
Other assets	9,578	8,588	-	276	-	-	714 *1	-
	1,627,619	327,102	11,502	369,645	45,832	711,854	714	160,970

* Net interest rate swap receivable related to the cash flow hedges as described in Note 20

Liabilities			Within 1 year		1 to 5 years		Over 5 years	
Type	Total per consolidated balance sheet €'000	Non interest bearing liabilities €'000	Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
2005								
CDO bonds payable	977,485	-	-	-	-	-	-	977,485
Bank loans	835,162	-	-	53,131	-	307,917	441,352	32,762
Repurchase agreements	103,542	-	-	103,542	-	-	-	-
Taxation payable	2,278	2,278	-	-	-	-	-	-
Trade and other payables	56,645	37,395	-	6,953	-	-	12,297*	-
	1,975,112	39,673	-	163,626	-	307,917	453,649	1,010,247
2004								
CDO bonds payable	347,877	-	-	-	-	-	-	347,877
Bank loans	608,849	-	-	364,843	-	-	210,000	34,006
Repurchase agreements	197,584	-	-	197,584	-	-	-	-
Trade and other payables	266,887	266,887	-	-	-	-	-	-
	1,421,197	266,887	-	562,427	-	-	210,000	381,883

* Net interest rate swap payable related to the cash flow hedges as described in Note 20

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Groups's non euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment. At 31 December 2005, the net unrealised gain on these contracts was approximately €548,000.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

22. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

23. DIVIDENDS PAID & DECLARED

	Unaudited year ended 31 December 2005 €000
Paid during the year ended 31 December 2005:	27,610
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
Second quarter dividend for 2005: €0.35 (2004: nil)	6,464
Third quarter dividend for 2005: €0.37 (2004: €0.30)	8,958
	27,610
Fourth quarter dividend declared on 24 January 2006: €0.37 (2004: €0.33)	8,958

24. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such

services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2005 management fees, incentive fees and expense reimbursements of approximately €4.5 million (2004: €0.2 million) were due to the Manager. For the year ended 31 December 2005 management fees of €3.6m (2004: €2.2m) and incentive fees of €3.8m (2004: nil) were charged to the income statement. .

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 19, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in April 2005 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued with 5,000 shares and 1,000 shares, respectively, at the Company's annual general meeting in 2006, subject to each being a director of the Company on the relevant date.

25. SEGMENTAL REPORTING

The Group operates in one geographical segment, being Europe. The Group has conducted business through three primary segments: debt investments, real estate fund units and investment properties.

Summary financial data of the Group's business segments is provided below:

For Year Ended 31 December 2005	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Operating income [(1)]	68,487	16,504	30,820	-	115,811
Interest expense	(42,158)	(2,876)	(12,274)	(833)	(58,141)
Other operating expenses	(1,956)	-	(4,305)	(9,473)	(15,734)
Taxation expense	-	(32)	(2,246)	-	(2,278)
Net profit	24,373	13,596	11,995	(10,306)	39,658

[(1)] Operating income includes fair value gains for Real Estate Fund Units of €8.1 million and Investment Properties of €1.9 million

For Year Ended 31 December 2004	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Operating income	28,786	-	344	613	29,743
Interest expense	(13,353)	-	(310)	-	(13,663)
Other operating expenses	(147)	-	(33)	(3,869)	(4,049)
Net profit	15,286	-	1	(3,256)	12,031

As at 31 December 2005	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Total assets	1,602,455	189,591	480,754	1,180	2,273,980
Total liabilities	(1,470,524)	(128,619)	(361,401)	(14,568)	(1,975,112)
Minority interest	-	-	-	(2)	(2)
Net assets	131,931	60,972	119,353	(13,390)	298,866

As at 31 December 2004	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Total assets	1,301,560	-	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	-	(266,234)	(2,501)	(1,421,197)
Minority interest	-	-	-	(2)	(2)
Net assets	149,098	-	54,650	2,672	206,420

The unallocated portion consists primarily of general and administrative expenses, and management fees pursuant to the Management Agreement.

26. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, which are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.
Eurobarbican s.a.r.l.
Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l

Germany:

Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

27. SUBSEQUENT EVENTS

Fourth Quarter 2005 Dividend

On 24 January 2006 the directors declared a fourth quarter 2005 dividend of €0.37 per share to all holders of shares on 25 January 2006, the record date. The total dividend paid on 17 February 2006 was €8,957,577.90.

Increase in Share Capital

On 27 January 2006, 11,667,000 shares with aggregate nominal value of €11,667,000 were issued at €30 each raising gross proceeds of €350 million.

On February 15, 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by Fortress Investment Group LLC (the "Fortress Funds") at €17.5 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per Share (representing an approximately 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 shares with aggregate nominal value of €1,156,000 were issued at €30 each raising gross proceeds of €34.7 million.

Acquisition of Dresdner Portfolio

On 15 February 2006 the Group completed the acquisition of the €2 billion real estate acquisition that was announced on 22 December 2005. This is an acquisition of a portfolio of 303 commercial properties in Germany from Dresdner Bank AG through the purchase of all the units of a German public, open-ended real estate fund.

The Dresdner Portfolio consists primarily of office buildings and comprises approximately 9 million square feet (approximately 840,000 square metres) of leasable space, located throughout Germany. They are occupied as to approximately 80% (measured by rental income) by Dresdner. The average remaining lease term of properties in the portfolio that are leased to Dresdner is 8.5 years, while the average remaining lease term of the entire portfolio is approximately 7.5 years. Approximately 81% (by lettable floor space) of the portfolio is currently occupied. Upon acquisition, the Group expects the Dresdner Portfolio to have a rental yield (unleveraged) of approximately 5%.

28. OTHER NOTES

The financial information set out in this announcement does not constitute the Company's audited accounts for the year ended 31 December 2005. The financial information for the year ended 31 December 2004 is derived from the audited accounts for that year. The 31 December 2004 accounts contained an unqualified audit report.

A copy of the Annual Report and Financial Statements for the year ended 31 December 2005 will be posted to the shareholders in due course. Copies of this announcement can be obtained from Eurocastle Investment Limited, 5-10 Bolton Street, London, W1J 8BA.